L'ORÉAL

L'OREAL
International Financial Information Department



07025032

3rd July, 2007

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

   Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosures of trading in the Company's own shares from June 4th, 2007 to June 22nd, 2007 as filed with the French *Autorité des Marchés Financiers*.

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tél. +33 (0)1 47 56 70 00

125 225 382 Euros : 14, rue Royale 75008 Paris
S.A. au capital de 127 975 682 Euros - 632 012 100 R.C.S. Paris - NAF 245 C - FR 10 632 012 100

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 04/06/2007 to 08/06/2007 period:

Session of	Number of shares	Weighted average price in €	Amount in €
04/06/2007	80 000	89,17	7 133 560,00
05/06/2007	80 000	88,87	7 109 752,00
06/06/2007	100 000	87,88	8 788 400,00
07/06/2007	70 000	86,92	6 084 491,00
08/06/2007	91 000	86,12	7 837 102,00
Total	**421 000**		**36 953 305,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen-Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
hllo //www loreal finance com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 11/06/2007 to 15/06/2007 period:

Session of	Number of shares	Weighted average price in €	Amount in €
11/06/2007	70 000	86,78 €	6 074 460,00
12/06/2007	38 000	86,54 €	3 288 444,00
13/06/2007	80 000	86,56 €	6 925 144,00
14/06/2007	90 000	87,43 €	7 868 946,00
15/06/2007	81 000	89,00 €	7 209 000,00
Total	**359 000**		**31 365 994,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen-Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http //www loreal-finance com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."





L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 18/06/2007 to 22/06/2007 period:

Session of	Number of shares	Weighted average price in €	Amount in €
18/06/2007	110 000	89,13 €	9 804 520,00
19/06/2007	150 000	87,80 €	13 169 850,00
20/06/2007	91 000	87,63 €	7 974 057,00
21/06/2007	100 000	86,73 €	8 672 800,00
22/06/2007	93 100	86,68 €	8 069 973,17
Total	**544 100**		**47 691 200,17**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen-Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http //www loreal-finance com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



